William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

United States

14 September 2015

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc
Form 20-F for the year ended 31 March 2015
Filed on 5 June 2015
File No. 1-14958

We refer to the comment letter (the “Comment Letter”) dated 24 August 2015 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2015 Form 20-F”) of National Grid plc (“National Grid”, “the Company”). For your convenience, the comments are repeated below, prior to the response.

Financial Statements

Note 7. Earnings per share (EPS), page 111

1. Reference is made to your disclosure of Adjusted earnings and Adjusted earnings per share. Pursuant to Item 10(e)(1)(ii)(c) of Regulation S-K, a registrant must not present non-GAAP financial measures in the notes to financial statements. Please tell us why these measures are permitted under Item 10(e) of Regulation S-K.

Response

We respectfully advise the staff that the Company does not believe that the additional EPS measure provided constitutes a non-GAAP measure, as IAS 33.73 specifically allows such additional measures.  We respectfully note that IAS 33 does not require that the component of the income statement that is included in the additional EPS calculated amounts be a line item reported in the statement of comprehensive income.  In such a circumstance, a reconciliation is required to be provided between the component used and a line item that is reported in the statement of comprehensive income. We have reviewed our disclosures in light of your comment, and believe that the reconciliations provided in note 7 to the 2015 Form 20-F provide information as to the components of the additional EPS measure. In response to the Staff’s comment and in order to provide greater clarity for our investors, we intend to include additional disclosure in note 7 (earnings per share) in our future filings.  Our note 7 disclosure will reconcile our adjustments for our additional EPS measure to line items on the face of the income statement. Our proposed revisions are set out in the Appendix to this response.

Note 34.  Additional disclosures in respect of guaranteed securities, page 152

2. In future filings on Form 20-F please disclose National Grid Gas plc, British Transco Finance Inc. and Niagara Mohawk Power Corporation are 100% owned and that National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional pursuant to Rule 3-10(i)(8)(i) and (ii) of Regulation S-X. Further, please state that the guarantees of National Grid Gas plc and National Grid plc are joint and several. If these items are not accurate facts, please tell us why the condensed consolidating financial information presentation complies with Rule 3-10 of Regulation S-X.

Response

We acknowledge the Staff’s comment, and respectfully draw the Staff’s attention to the disclosure set out on page 152 to our 2015 Form 20-F, which states that “National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation are wholly-owned subsidiaries of National Grid plc.” For clarity, we will amend this disclosure in future filings to state that ‘National Grid Gas plc, British Transco Finance Inc. and Niagara Mohawk Power Corporation are 100% owned and that National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional pursuant to Rule 3-10(i)(8)(i) and (ii) of Regulation S-X. The guarantees of National Grid Gas plc and National Grid plc are joint and several’.

We will also ensure the fact that the relevant guarantees are joint and several will be disclosed in future filings.

Supplemental Information

Pursuant to a request from the Staff, National Grid hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/Andrew Bonfield
Andrew Bonfield
Finance Director
National Grid plc

cc:	Jason Niethamer, Securities and Exchange Commission
Alison Kay, National Grid plc
Thomas B. Shropshire, Jr., Linklaters LLP

Appendix — additional pro forma EPS disclosures for future filings

We intend to include the additional disclosure underlined below in our future filings. The full narrative has been included to provide further context.

7. Earnings per share (EPS)

EPS is the amount of post-tax profit attributable to each ordinary share. Basic EPS is calculated on profit for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end. The weighted average number of shares is increased by additional shares issued as scrip dividends and reduced by shares repurchased by the Company during the year.

Adjusted earnings and EPS, which exclude exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 4.